Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


06019547


SEC MAIL PROCESSING
RECEIVED
DEC 22 2006
WASH, D.C.
210
SECTION

SUPPL

Randers, 19 December 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 52/2006 of 19 December 2006
  "Large Vestas order for the Italian market"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S


DEC 2 2 2006
WASH. D.C.
210
SECTION

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 19 December 2006
Stock exchange announcement No. 52/2006

Large Vestas order for the Italian market

Vestas has received an order for 138 MW for two wind power plants, Fortore and Irpinia, in the Campania region in Southern Italy. The order comprises turnkey delivery of a total of 69 wind turbines, VestasOnline™ Business SCADA system and a two-year service agreement.

Delivery of the wind power plants will begin in the second quarter of 2007 and will be completed by the end of 2008.

The order has been placed by IVPC Power 3 S.r.l., a company of the IVPC Group, which is a long-standing customer of Vestas. By the end of September 2006, the IVPC Group had a total installed capacity of 668 MW wind power in Italy, which corresponds to 36 per cent of the current Italian wind power capacity. Out of IVPC's 668 MW, 644 MW has been supplied by Vestas.

The Fortore project is located near the city of Benevento and consists of 18 V90-3.0 MW, 15 V90-1.8 MW and 2 V90-2.0 MW turbines to be installed on the sites of Baselice, Foiano, Molinara and S.Marco dei Cavotti. The Irpinia project is located near the city of Avellino and consists of 19 V90-2.0 MW, 2 V90-1.8 MW and 13 V52-850 kW turbines for the sites of Bisaccia, Lacedonia and Greci.

Having an estimated annual production of 390,000 MWh, the two wind power plants will cover the electricity consumption of approximately 162,000 Italian households and the power production will save the environment from 253,000 tons of CO_2 emissions per year.

"*IVPC is Italy's largest developer and we are very satisfied with the loyalty shown towards Vestas and our products, which is a result of our high product quality combined with a continuous dialogue with our customers,*" says Ebbe Funk, President of Vestas Mediterranean A/S. "*Furthermore, this contract is a confirmation of Vestas' leadership on the Italian market and the order emphasises the increasing significance that the wind energy industry holds in the Mediterranean region,*" concludes Ebbe Funk.

The above order does not affect the Vestas Group's expectations for 2006 and 2007 cf. Stock exchange announcement No 49/2006 of 22 November 2006.

Any questions may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, telephone +34 93 241 9800, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel, President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S